Filed by Ares Capital Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: American Capital, Ltd.
Commission File No. 814-00149

FAQ FOR ACAS/ARCC MERGER

Set forth below are answers to certain questions that have been raised by investors and others regarding the announced merger of American Capital, Ltd. (“ACAS”) with Ares Capital Corporation (“ARCC”), as well as the sale of American Capital Mortgage Management, LLC (“ACMM”). In certain cases, the answers below are summaries. All of the answers are qualified by a definitive joint proxy statement, which will be prepared by ACAS and ARCC and will be distributed to shareholders in advance of ACAS and ARCC shareholder meetings to approve the ARCC/ACAS merger and the ARCC common stock issuance, as the case may be.  Answers set forth below are subject to change.

ARCC/ACAS MERGER — OVERALL MERGER CONSIDERATION

Q.                                    Please explain the per share consideration to be received by ACAS shareholders as a result of the ARCC/ACAS merger.

A.                                    At the time of the ARCC/ACAS merger, each share of ACAS common stock will be exchanged for a combination of cash and ARCC common stock, which can be approximately summarized as follows:

Merger Consideration (per share of ACAS common stock)	Amount
ARCC common stock (dollar equivalent; based on the ARCC per share closing price at market close on May 20, 2016)	$7.34
Cash from ARCC	$6.41
Cash from Ares Capital Management, LLC (“Ares Management”)	$1.20
Cash from Sale of ACMM	$2.45
Total	$17.40

These elements are more specifically:

•                  Each holder of a share of ACAS common stock will receive 0.483 shares of ARCC common stock.  The exchange ratio is fixed.  At the May 20, 2016 ARCC closing price of $15.19 per share, which was the closing price per ARCC share on the last trading day before the ARCC/ACAS merger was announced, this is valued at $7.34 per ACAS share. The value of ARCC common stock ultimately depends on the value of ARCC common stock at the closing of the ARCC/ACAS merger and is subject to change.

•                  Each holder of a share of ACAS common stock will receive $6.41 in cash from ARCC.

•                  Each holder of a share of ACAS common stock will receive $1.20 per share from Ares Management, the external manager of ARCC.

•                  Each holder of a share of ACAS common stock will share in the net proceeds from the sale of ACMM, which will be valued at approximately $2.45 per share of ACAS common stock. Even though the ACMM sale will likely occur prior to the closing of the ARCC/ACAS merger, this portion of the merger consideration will be paid by ARCC to ACAS shareholders at the time of the closing of the ARCC/ACAS merger.

As additional financial consideration, Ares Management has agreed to waive up to $100 million in incentive based management fees otherwise payable by ARCC in the first ten full calendar quarters following the closing of the ARCC/ACAS merger.  The benefits of this fee waiver would be realized by all ARCC shareholders.

SALE OF ACMM

Q.                                    When will the ACMM consideration be paid to ACAS shareholders?

A.                                    The ACMM consideration of approximately $2.45 per share of ACAS common stock will be paid to ACAS shareholders at the closing of the ARCC/ACAS merger. The ACMM consideration is part of the merger consideration and will be paid to ACAS shareholders upon the payment of the merger consideration.

Q.                                    Is the ACMM consideration subject to adjustment?

A.                                    ACAS shareholders will receive the net proceeds from the ACMM sale after the cost of a $25 million insurance policy is deducted.  (The ARCC/ACAS merger agreement requires ACAS to obtain this policy to cover potential liabilities under the Transition Services Agreement between ACAS and ACMM.)  While not yet purchased, the premium for this insurance policy is expected to be less than $1 million, or less than one-half cent per share of ACAS common stock.

Q.                                    Does ACAS expect to incur any tax liability as a result of the ACMM sale?

A.                                    Depending on certain actions under consideration, ACAS may incur a minimal amount of cash taxes, generally related to Alternative Minimum Tax as a result of the ACMM sale.  However, those taxes will not be deducted from the ACMM sale proceeds which will constitute the approximately $2.45 per ACAS share distribution.  The gain ACAS realizes from the sale of ACMM is generally expected to be offset by existing tax attributes, including capital loss carryforwards, net operating loss carryforwards, and unrealized losses that may be triggered within the same tax year that the closing of the ACMM sale occurs.

Q.                                    What is the tax treatment for ACAS shareholders of the proceeds from the ACMM sale?

A.                                    We expect that the proceeds of the ACMM sale received by ACAS shareholders will generally result in taxable gain or loss to those ACAS shareholders.

ARES MANAGEMENT CASH CONTRIBUTION — PRELIMINARY TAX IMPACT

Q.                                    Will there be tax incurred by ACAS as a result of the cash payment by Ares Management?

A.                                    ACAS is not expected to incur tax as a result of the Ares Management cash contribution to the merger consideration.

Q.                                    What is the character of the Ares Management payment for ACAS shareholders and will it be treated differently from the proceeds arising from the ARCC/ACAS merger?

A.                                    The tax character of this payment is still being evaluated and our views on this will be communicated subsequently.

MERGER CONSIDERATION — PRELIMINARY TAX IMPACT

Q.                                    What is the expected tax treatment of the cash payment from ARCC and the shares of ARCC common stock to be issued to ACAS shareholders?

A.                                    We expect that the ARCC cash and shares of ARCC common stock to be received by ACAS shareholders will generally result in taxable gain or loss to those ACAS shareholders.

TIMING OF THE ARCC/ACAS MERGER

Q.                                    The press release announcing the ARCC/ACAS merger says the ARCC/ACAS merger is expected to occur in the next 12 months.  Will it really take a year to complete?

A.                                    While the ARCC/ACAS merger agreement says that the ARCC/ACAS merger will occur within a year, ARCC and ACAS stated in materials presented in connection with an investor call that they expect the ARCC/ACAS merger to close by the end of 2016, subject to certain conditions.

Q.                                    What are the conditions that need to be satisfied before the ARCC/ACAS merger can close?

A.                                    There are several conditions, including two significant requirements.  One is that the sale of ACMM must close.  The ACMM acquisition agreement provides that the closing of the ACMM sale may occur as early as July 1, 2016, and American Capital Agency Corp., the purchaser of ACMM, has said that it expects the closing to occur in the third quarter of 2016.

The second significant requirement is that ARCC and ACAS shareholders must approve the ARCC/ACAS merger and ARCC common stock issuance, as the case may be, at ARCC and ACAS shareholder meetings.  In preparation for those meetings, ARCC and ACAS will jointly draft a proxy statement for delivery to their shareholders, which will explain the matters to be voted upon at each company’s shareholder meeting.  The proxy statement will also serve as a registration statement for the shares of ARCC common stock to be issued to ACAS shareholders in connection with the ARCC/ACAS merger.  The ARCC/ACAS merger agreement provides that ARCC and ACAS will each use their reasonable best efforts to file the proxy and registration statement with the SEC by July 8, 2016.  After it is filed, the SEC staff will review the proxy and registration statement and can be expected to make comments.  It is difficult to predict the length of the SEC staff review process, but it can be expected to last at least one month.  After the SEC staff review is complete, the dates of the shareholder meetings will be set and the proxy statement will be distributed to ARCC and ACAS shareholders.  It can be expected that the meetings will be held about 50 to 60 days after the SEC review is complete.

Other conditions to closing the ARCC/ACAS merger include obtaining a limited number of third party consents to the ARCC/ACAS merger.

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No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, American Capital and Ares Capital plan to file with the Securities and Exchange Commission (“SEC”) and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and Ares Capital plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN CAPITAL, ARES CAPITAL, THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders will be able to obtain the Joint Proxy Statement, the Registration Statement and other documents filed with the SEC by American Capital and Ares Capital, free of charge, from the SEC’s web site at www.sec.gov and from either American Capital’s or Ares Capital’s web sites at www.americancapital.com or at www.arescapitalcorp.com.  Investors and security holders may also obtain free copies of the Joint Proxy Statement, the Registration Statement and other documents filed with the SEC from American Capital by contacting American Capital’s Investor Relations Department at 1-301-951-5917 or from Ares Capital by contacting Ares Capital’s Investor Relations Department at 1-888-818-5298.

Participants in the Solicitation

American Capital, Ares Capital and their respective directors, executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding American Capital’s directors and executive officers is available in an amendment to its annual report for the year ended December 31, 2015 on Form 10-K/A (the “2016 Form 10-K/A”), filed with the SEC on April 29, 2016. Information regarding Ares Capital’s directors and executive officers is available in its definitive proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 24, 2016. To the extent holdings of securities by such directors or executive officers have changed since the amounts printed in American Capital’s 2016 Form 10-K/A and Ares Capital’s 2016 proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive offices, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement and the Registration Statement when such documents become available. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between American Capital and Ares Capital pursuant to a merger between American Capital and Ares Capital. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals or the Sale of ACMM, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of each of American Capital and Ares Capital may not be obtained; (2) the risk that the mergers or other transactions contemplated by the ARCC/ACAS merger agreement may not be completed in the time frame expected by American Capital and Ares Capital, or at all; (3) the ability of American Capital to effectively complete the Sale of ACMM; (4) unexpected costs, charges or expenses resulting from the proposed transaction; (5) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of American Capital and Ares Capital; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in achieving synergies and cost savings of the combined company; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the ARCC/ACAS merger agreement; (11) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in laws or regulations or interpretations of current laws and regulations that would impact Ares Capital’s classification as a business development company; (14) changes in general economic and/or industry specific conditions; and (15) other risk factors as detailed from time to time in American Capital’s and Ares Capital’s reports filed with the SEC, including American Capital’s and Ares Capital’s respective annual reports on Form 10-K for the year ended December 31, 2015, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

Any forward-looking statements speak only as of the date of this communication. Neither American Capital nor Ares Capital undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.